Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On June 1, 2021, CCC Information Services Inc. (“CCC”) issued the following press release.

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com    |    773.791.3675

CCC INFORMATION SERVICES ANNOUNCES NEW CORPORATE NAME – CCC INTELLIGENT SOLUTIONS

Name Change Reflects the Company’s Evolution as a Leading SaaS Platform for the P&C Insurance Economy

CHICAGO – June 1, 2021 – CCC Information Services Inc., a leading SaaS platform for the property and casualty insurance economy, today announced it is updating its name to CCC Intelligent Solutions Inc. The new name reflects the company’s focus on applying AI, IoT, and advanced analytics to power mission-critical workflows, commerce, and connections across the multi-trillion-dollar insurance economy. The CCC Cloud platform connects insurers, collision repairers, automakers, lenders, suppliers, and more to support the industry’s digital transformation.

“CCC has evolved from a data provider to a SaaS technology partner digitizing interactions and operations for more than 30,000 businesses across the P&C insurance economy,” said Githesh Ramamurthy, chief executive officer, CCC Intelligent Solutions. “CCC is relentless in our commitment to our clients and pursuit of innovation. The CCC Intelligent Solutions brand better encapsulates the company’s drive to power new ways of working and new insights, supporting our customers’ ability to deliver improved claims and repair experiences to their customers.”

The name change follows the announcement of CCC’s pending merger with Dragoneer Growth Opportunities Corp. (DGNR) to take the company public.

CCC continues to expand its solution set announcing the expected launch of AI-powered CCC Estimate – STP and CCC Payments, an enterprise-level solution supporting payments between businesses including between insurers and repair facilities through a third-party payment processor. The solutions build upon the company’s work to scale AI and connections across the claim’s lifecycle, intelligently digitizing and improving the experience for users and end consumers and supporting insurers’ vision of straight through processing. CCC has processed more than 5 million unique claims using at least one of its deep-learning AI solutions, and in 2020, the number of claims that used two or more of its deep learning solutions grew 100 percent. The company supports more than $100 billion in commerce annually.

Headquartered in Chicago, with seven offices nationwide, CCC and its nearly 2,000 employees take pride in delivering industry leading solutions and service to its customers – in 2020 achieving a net promoter score of 80 – a high mark in the technology sector.

Learn more about CCC Intelligent Solutions.

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com    |    773.791.3675

CCC and the CCC logo are registered trademarks of CCC Intelligent Solutions Inc.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding future events, growth and innovations, and product development, including timing of the product release, availability of product features and functions and the anticipated success of the product. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development, including the ability to generate a comprehensive estimate, the ability to document payments; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; laws related to use of artificial intelligence or photos; laws related to payments or other financial transactions, insurer claim practices and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4, as amended, filed by Dragoneer Growth Opportunities Corp. (“Dragoneer”) with the Securities and Exchange Commission (“SEC”) (the “registration statement”) and those included under the header “Risk Factors” in the Dragoneer annual report on Form 10-K, as amended, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Important Information and Where to Find It

In connection with the proposed business combination, Dragoneer has filed the registration statement on Form S-4, which includes a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Shareholders may obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary proxy statement/prospectus and, once available, definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

CCC Media Contact: Michelle Hellyar

mhellyar@cccis.com    |    773.791.3675

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s Form 10-K, as amended, filed with the SEC on May 13, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.